 Exhibit 99.2

ESCROW AGREEMENT

Agreement dated this 7th day of August 2012 by and between Quarta-Rad, Inc. (hereinafter the “Company”) located at 1201 N. Orange St., Suite 700, Wilmington, DE 19801 and Michael T. Connette, dba Connette Law Office, (hereinafter “Escrow Agent”) located at 438 E. Katella Ave., Suite 207, Orange, CA 92867.

WHEREAS, Escrow Agent warrants and represents that he has read and reviewed the Company’s Form S-1 Registration Statement as initially filed simultaneously with this Escrow Agreement (“Agreement”); and

WHEREAS, based upon such review and in particular, but not limited to that portion of the Registration Statement under the caption “The Offering,” Escrow Agent agrees with the Company to abide by all terms and conditions set forth under the aforesaid heading The Offering. A copy of such Section being annexed hereto as Exhibit A, and

WHEREAS, the Company is in full agreement with Escrow Agent.

NOW THEREFORE, the parties hereto agree to abide by each of the terms and conditions as set forth in the Company’s Registration Statement as same relate to the Company’s offering of securities and the maintenance of the Escrow Account.

QUARTA-RAD, INC.	CONNETTE LAW OFFICE
1201 N. Orange St., Suite 700	438 E. Katella Ave., Suite 207
Wilmington, DE 19801	Orange, CA 92867

By: /s/ Victor Shvetsky	By: /s/ Michael T. Connette
Victor Shvetsky, Chief Executive Officer	Michael T. Connette

Exhibit A

THE OFFERING

We are offering for sale a total of 1,500,000 shares of common stock at a fixed price of $0.05 per share. We must sell 1,500,000 shares at $0.05 per share for the offering to close. The offering is being conducted on a self-underwritten, best efforts basis, which means our officers and directors, Messrs. Shvetsky and Golovanov, will attempt to sell the shares. This prospectus will permit our officers and president and chief executive officer to sell the shares directly to the public, with no commission or other remuneration payable to him for any shares he may sell. Messrs. Shvetsky and Golovanov will sell the shares and intend to offer them to friends, family members and business acquaintances. In offering the securities on our behalf, they will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities and Exchange Act of 1934 (the "Exchange Act"). The intended methods of communication include, without limitations, telephone and personal contact.

The proceeds from the sale of the shares in this offering will be payable to Connette Law Office, c/o Michael T. Connette, Esq., - Escrow Account. Our escrow agent, Michael T. Connette, acts as legal counsel for us and, therefore, may not be considered an independent third party. All subscription agreements and checks are irrevocable and should be delivered to Connette Law Office at the address provided on the Subscription Agreement.

All subscription funds will be held in a noninterest-bearing account pending the completion of the offering. The offering will be completed 180 days from the effective date of this prospectus and will not be extended by our director. There is no minimum number of shares that must be sold to any investor but we must sell all 1,500,000 shares being offered to close the offering. All subscription agreements and checks for payment of shares are irrevocable.

We will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within 90 days of the close of the offering or as soon thereafter as practicable.

The following is a brief summary of this offering. Please see the “Plan of Distribution” section for a more detailed description of the terms of the offering.

Securities being Offered:	1,500,000 shares of common stock, $0.0001 per value. There is no minimum number of shares that must be sold by us to any one investor although we must sell all 1,500,000 shares being offered to close the offering.

Offering Price per Share:	$0.05

Offering Period:	The offering will conclude when all 1,500,000 shares of common stock have been sold, or 180 days after this registration statement becomes effective with the Securities and Exchange Commission. Our director will not extend the offering beyond the 180 days.

Escrow Account:	The proceeds from the sale of the shares in this offering will be payable to “Connette Law Office, Escrow Agent f/b/o Quarta-Rad, Inc.” and will be deposited in a non-interest/minimal interest bearing bank account until all offering proceeds are raised. All subscription agreements and checks are irrevocable and should be delivered to Connette Law Office. Failure to do so will result in checks being returned to the investor, who submitted the check. Our trust agent, Michael T. Connette, Esq., acts as legal counsel for us and is therefore not an independent third party.

Risk Factors	The purchase of our common stock involves a high degree of risk. The common shares we offer in this prospectus are for investment purposes only and currently no market for our common stock exists. Please refer to the section entitled “Risk Factors” and “Dilution” before making an investment in our stock.

Trading Market:	None. We will seek a market maker to file a Rule 211 application with the Financial Industry Regulatory Authority (“FINRA”) in order to apply for the inclusion of our common stock in the Over-the-Counter Bulletin Board (“OTCBB”); however, such efforts may not be successful and our shares may never be quoted and owners of our common stock may not have a market in which to sell the shares. Also, no estimate may be given as to the time that this application process will require.

Even if our common stock is quoted or granted listing, a market for the common shares may not develop.

Net Proceeds to Us:	$75,000 in the event all 1,500,000 shares are sold.

Use of Proceeds	We intend to use the proceeds to expand our business operations.

Number of Shares Outstanding Before the Offering:	15,000,000 common shares

Number of Shares Outstanding After the Offering:	16,500,000 common shares

The offering price of the common stock bears no relationship to any objective criterion of value and has been arbitrarily determined. The price does not bear any relationship to our assets, book value, historical earnings, or net worth.

We will apply the proceeds from the offering to pay for accounting fees, legal and professional fees, office supplies, product development, wages/contractors, sales and marketing, and general working capital.